Cue Capital Limited Partnership

Financial Statements and Supplementary Schedules and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2016

Cue Capital Limited Partnership
Table of Contents
As of December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Cue Capital Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2665 S. Bayshore Drive, Suite 220
(No. And Street)

Miami	FL	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Skouras — 305-290-4013 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, George Skouras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cue Capital Limited Partnership, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Marilyn Perez
My Commission FF 064398
Expires 10/20/2017

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cue Capital Limited Partnership

We have audited the accompanying financial statements of Cue Capital Limited Partnership (a limited partnership), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, changes in liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cue Capital Limited Partnership's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cue Capital Limited Partnership as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Cue Capital Limited Partnership's financial statements. The supplemental information is the responsibility of Cue Capital Limited Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 24, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8600 FAX: 516.496.9688 WWW.RSGNCCPAS.COM

Cue Capital Limited Partnership
Statement of Financial Condition
As of December 31, 2016

Assets

Current Assets		
Cash and Cash Equivalents	$	101,057
Account receivable		329,908
Prepaid Expenses		31,753
Total Current Assets		462,718
Long Term Assets		
Property and Equipment, Net		21,372
Other Assets		1,550
Total Long Term Assets		22,922
Total Assets	$	485,640

Liabilities and Member's Equity

Current Liabilities		
Due to Managing Partner	$	2,287
Accounts Payable and Accrued Expenses		40,588
Total Current Liabilities		42,875
Member's Equity		442,765
Total Liabilities and Member's Equity	$	485,640

The accompanying notes are an integral part of these financial statements.

Cue Capital Limited Partnership
Statement of Operations
For the year ended December 31, 2016

Income		
Placement Fees	$	352,000
Interest income		19,660
		371,660
Expenses		
Travel and entertainment		111,876
Professional fees		68,695
Occupancy		45,166
Office expense		28,365
Regulatory fees		20,234
Depreciation expense		12,196
Technology, Data & Communications		13,675
Insurance		10,946
Dues, Fees & Subscriptions		9,672
Other		12,507
		333,332
Net Income	$	38,328

The accompanying notes are an integral part of these financial statements.

Cue Capital Limited Partnership
Statement of Changes in Member's Equity
For the year ended December 31, 2016

Member's equity, beginning of year	$	496,437
Contributions		-
Distributions		(92,000)
Net Income		38,328
Member's equity, end of year	$	442,765

The accompanying notes are an integral part of these financial statements.

Cue Capital Limited Partnership
Statement of Cash Flows
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	38,328
Adjustments to reconcile net income to net cash used in		
operating activities:		
Depreciation		12,196
Increase (Decrease) in Cash Flows as a result of changes in asset and liability account balances:		
Fees Receivable		37,069
Prepaid Expenses		(2,032)
Other Assets		9,150
Accounts Payable and Accrued Expenses		18,671
NET CASH PROVIDED BY OPERATING ACTIVITIES		113,382
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(92,000)
NET CASH USED IN FINANCING ACTIVITIES		(92,000)
NET INCREASE IN CASH		21,382
Cash at January 1, 2016		79,675
Cash at December 31, 2016	$	101,057

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

    Cue Capital Limited Partnership (the "Partnership") was formed on September 4, 2003. The partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation

    The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("GAAP").

    The following is a summary of the significant accounting policies followed by the Company.

    Cash and Cash Equivalents

    For purposes of the statement of cash flows, the Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    Equipment

    Equipment is stated at cost less accumulated depreciation. The Partnership provides for depreciation on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment	*5 Years*
Computer software	*5 Years*
Furniture	*7 Years*
Leasehold improvements	*15 Years*

Summary of Significant Accounting Policies (Continued)

Equipment (Continued)

The Partnership periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Partnership did not recognize an impairment loss on its long lived assets for the year ended December 31, 2016.

Revenue Recognition

The Partnership recognizes advisory revenues in accordance with the provisions of the respective agreements.

Fees Receivable

The Partnership carries it fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its fees receivable and establishes an allowance for doubtful accounts. If necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. No allowance for doubtful accounts was required as at December 31, 2016.

Income Taxes

No provision for federal and state income taxes has been recorded because the Partnership is a single member limited liability company. Accordingly, the individual member reports the Partnership's income or loss on their income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **Equipment**

   Details of property and equipment at December 31, 2016 are as follows:

Furniture & Fixtures	$	53,060
Computer Software		5,347
Computer Equipment		115,541
		173,948
Less: accumulated depreciation		(152,576)
	$	21,372

4. **Uncertain Tax Positions**

   The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

5. **Concentrations**

   The Partnership maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any loss in this account and believes it is not subject to any significant credit risk.

   Fees earned from one investment manager accounted for 91% of the Partnership's total fees in 2016. $327,000 was due from this investment manager at December 31, 2016.

6. **Commitments**

   The Partnership leases office space under an operating lease with a term that expired April 30th, 2016. Rent expenses amounted to $21,812 for the year ended December 31, 2016. Future minimum rental payments due under the lease are approximately $7,271.

7.   <u>**Net Capital Requirement**</u>

The Partnership as a member of the FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2016, the Partnership's net capital was approximately $58,182, which was approximately $53,182 in excess of its minimum requirement of $5,000 under SEC Rule 15c3-1.

8.   <u>**Fair Value**</u>

Effective January 1, 2008, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Fair Value (Continued)

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

9.   **Subsequent Events**

These financial statements were approved by management and available for issuance on February 24, 2017. Subsequent events have been evaluated through this date.

Cue Capital Limited Partnership
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2016

Schedule I

Total member's equity	$	442,765
Less nonallowable assets		
Other assets		384,583
Net capital		58,182
Aggregate indebtedness	$	42,875
Computed minimum net capital required (6.67% of aggregate indebtedness)	$	2,858
Minimum net capital requirement (under SEC Rule 15c3-1)	$	5,000
Excess net capital (under SEC Rule 15c3-1)	$	53,182

Percentage of aggregate indebtedness to net capital

$\dfrac{\$\ 42,875}{\$\ 58,182}$

	74%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing.

Cue Capital Limited Partnership
Computation of Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements for Brokers and Dealers Under
SEC Rule 15c3-3
December 31, 2016   **Schedule II**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraphs (k)(2)(i) of the Rule.



RGNC&S RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cue Capital Limited Partnership

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Cue Capital Limited Partnership identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cue Capital Limited Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Cue Capital Limited Partnership stated that Cue Capital Limited Partnership met the identified exemption provisions throughout the most recent fiscal year without exception. Cue Capital Limited Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cue Capital Limited Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 24, 2017

Cue Capital Limited Partnership
Exemption Report
December 31, 2016

Cue Capital Limited Partnership, ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (exemption provision pursuant to paragraph k(2)(i)) (the "exemption provision").

2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016 without exception.

I, George Skouras, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Managing Partner

February 24, 2017